

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Via Fax & U.S. Mail

Mr. Frank Drechsler
Chief Executive Officer
San West, Inc.
10350 Mission Gorge Road
Santee, California 92071

> **Re: San West, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 0-28413**

Dear Mr. Drechsler:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Statements of Operations, page F-3

Note D-Goodwill

1. We note the material charges for goodwill impairment during the year ended December 31, 2009. Please note that it is not appropriate to reflect such charges as a non-operating activity. Please revise your consolidated statements of operations in future filings to reflect the goodwill impairment charge as a component of the Company's loss from operations.

2. In light of the materiality of goodwill in relation to your total assets, please expand your disclosure to describe the components of the $234,100 of goodwill presented on your balance sheet. Furthermore, your accounting policy regarding long-lived assets and Note D do not discuss when the most recent impairment analysis was performed and its results. Please tell us and revise future filing to disclose when you performed your most recent goodwill impairment test and whether your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not <u>substantially</u> in excess of carrying value) and if so, please revise your disclosures in future filing to include the following disclosures:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test, and how fair value was determined;
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions; and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We may have further comment upon review of your response.

Note G-Floorplan Notes Payable, page F-14

3. Please expand your disclosure to disclose the interest rates applicable to the floorplan notes payable, and their due dates or expiration dates for the financing commitments.

Note H – Notes Payable

4. We note from the disclosures included in Note H that certain of the Company's outstanding debt obligations are convertible into the Company's common shares. We also note from the disclosures included in Note H that a portion of the Company's outstanding obligation to Dutchess Private Equities L.P. in the amount of $368,000 was converted into 15,950,000 shares o the Company's common stock during 2009. Please tell us and revise the notes to the Company's financial statements to indicate how the conversion prices associated with the Company's convertible debt instruments were calculated or

determined and indicate whether the conversion price represented a beneficial conversion feature at the time the debt obligations were incurred. If so, please explain how this beneficial conversion feature was accounted for in the Company's financial statements. Refer to the guidance regarding beneficial conversion features outlined in ASC 470.

5. Also, with regards the conversion of a portion of the Company's outstanding obligation to Dutchess into the Company's common shares during 2009, please tell us and revise the notes to the Company's financial statements to indicate whether this conversion into the Company's common shares was done pursuant to the original terms of the debt agreement or pursuant to revised conversion terms. If the conversion was done as a result of revised conversion terms, please indicate the treatment used for the conversion of a portion of this debt into common shares in the Company's financial statements. Refer to the guidance outlined in ASC 470-20-40.

Note L - Merger

6. Based on the facts and circumstances surrounding the June 2009 reverse merger, it does not appear that your presentation and accounting treatment used for the reverse merger within the Company's financial statements is appropriate. In this regard, we note that the merger between San West and HBS was treated as a reverse merger in which San West was the accounting acquirer. We also note from HBS's March 31, 2009 financial statements for the quarter prior to the merger, that HBS was a shell corporation with no operations at the time of the merger. While we believe that the treatment of San West as the accounting acquirer in this transaction was appropriate, we believe that the Company should have accounted for the acquisition of HBS in San West's financial statements as a recapitalization transaction at the historical cost basis of the net assets acquired rather than by valuing the shares issued in the transaction at $.04 per share as indicated in your statement of shareholders equity. Under recapitalization accounting, the equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the business combination. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer (accounting acquiree, HBS) would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity which appears to be approximately $80,000 based on HBS's March 31, 2009 financial statements and the disclosures provided in Note L. The net assets acquired would not be adjusted to fair value since no "business" is actually being acquired and no goodwill would be recognized in the transaction. In this regard, we believe you should revise your presentation in the Company's financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above.

7. Supplementally advise us and add disclosure to describe the nature of the transaction reflected in the Company's statement of cash flows that is described as investment in merger with HBS in the amount of $28,000. If such amount represents expenses incurred in connection with the merger then the amount should be reflected as an expense in the Company's financial statements as required by ASC 805-10-25-23. We may have further comment upon reviewing your response.

Executive Compensation

8. We note from the disclosure in the table reflecting the compensation of your executive officers that no compensation was paid to the Company's chief executive officer, Frank J. Drechsler, during 2009. Please note that we would expect the Company's financial statements to include reasonable levels of compensation in exchange for services provided. To the extent that services were provided by Mr. Dreschsler but no compensation was paid, please revise the Company's financial statements to include an expense and a capital contribution for the fair market value of the services provided.

Form10-Q for the period ended September 30, 2010

Consolidated Statement of Stockholder's Deficit, page 3

9. We note the line item in your statement of changes in stockholders equity entitled merger shares cancelled for 4,087,270 shares valued at $122,618. From your disclosure included in Note K we note that these shares were cancelled by Dutchess and represent shares originally received in connection with the merger between Human BioSystems and San West in 2009 that were recorded as an expense in the amount of $122,618. Supplementally advise us and add disclosure to describe in detail the nature and terms of these cancellations, including the business reason or purpose for the share cancellation. Also, please explain how the cancelled shares were valued. Furthermore please explain in detail why you believe it is appropriate to reflect the cancellation of these shares as "other income" as you have indicated on page 17 of MD&A rather than as an equity transaction including the relevant technical accounting literature that supports the treatment used. We may have further comment upon reviewing your response.

10. We note the disclosure in your statement of changes in stockholder's equity of a finders fee of 2,093,145 shares valued at $400,000 or approximately $.19 per share . Even though we note your disclosures in Notes K and L, we are unclear as to the reasons why Dutschess received the finder's fee, and how the shares associated with this issuance were valued as it appears the value assigned to these shares of $.19 per share is higher than the market price of your common shares during the nine months ended September 30, 2010. Supplementally advise us and expand your disclosures to clarify the terms and

purpose of the finder's fee and to indicate how the shares were valued. We may have further comment upon reviewing your response.

11. We note from the disclosure in the Company's statement of changes in stockholders' equity that the Company converted a number of outstanding debt obligations into the Company's common shares during the nine months ended September 30, 2010. Please tell us and explain in the notes to the Company's financial statements whether these conversions were done in accordance with the original terms of the debt obligations. If so, please explain how the original conversion terms of the debt obligations were determined and indicate whether there was a beneficial conversion feature associated with the debt arrangement along with the accounting treatment used in the Company's financial statements. If the conversions were not done in accordance with the original terms of the debt but rather from revisions to the terms of debt arrangements, please explain how the treatment used complied with the guidance in ASC 470-20-40.

Note L – Investment Agreements

12. We note the disclosure in Note L indicating that the Company has an equity line of credit arrangement with Duchess Opportunity Fund II under which the Company may offer through a series of puts and Duchess must purchase shares of the Company's common stock. We also note that the purchase price of shares purchased by Duchess under this agreement shall be equal to 92% of the lowest closing "best bid" price of the common stock during the five consecutive trading days following the Company's notice to Duchess of its election to put shares to Duchess under this arrangements. As it appears that the Company is issuing shares of its common stock to Duchess at a price less than the fair market value of the Company's common stock as a means of obtaining cash financing to support the Company's operations, please explain whether the Company is recognizing expense in its financial statements for the difference between the fair market value of the shares issued and the cash price received from Duchess in these put transactions. If no expense is being recognized, please explain why. We may have further comment upon review of your response.

Note M-Subsequent Events, page 14

13. We note the disclosure on page 14 indicating that on October 22, 2010 the Company issued 4,500,000 shares for services valued at $279,244 which were recorded to expense in 2009 and which have been included in the calculation of earnings per share since 2009. As the shares were not issued until 2010, please explain why the expense related to these shares was recognized in 2009. Also, please explain why the Company believes it was appropriate to include these unissued shares in the weighted average number of shares used to calculate earnings per share since 2009. We may have further comment upon reviewing your response.

Other

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure
    in the filing to be certain that the filing includes all information required under the
    Securities Exchange Act of 1934 and that they have provided all information investors
    require for an informed investment decision. Since the company and its management are
    in possession of all facts relating to a company's disclosure, they are responsible for the
    accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement
    from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have
questions regarding comments on the financial statements and related matters. Please contact the
undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Bryan Britton
                (714) 968-6840